Exhibit 99.3

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Daniel H. Sepulveda, B.Sc, SME-RM, do hereby certify that:

1.	I am Associate Consultant (Metallurgy) of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	This certificate applies to the technical report titled, “Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an Effective Date of July 31, 2017 (the “Technical Report”).

3.	I graduated with a degree in Extractive Metallurgy from University of Chile in 1992. I am a registered member of the Society of Mining, Metallurgy, and Exploration, Inc. (SME), member No 4206787RM. I have worked as a Metallurgist for a total of 25 years since my graduation from university. My relevant experience includes: employee of several mining companies, engineering & construction companies, and as a consulting engineer.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Yauricocha property on March 12 through 14, 2015 to review metallurgical test work, tailings storage, and the process plant.

6.	I am responsible for mineral processing, metallurgical testing and recovery methods Sections 13, 17, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

7.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is in the preparation of the technical report titled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” with an effective date of June 30, 2016 and report date of September 9, 2016, prepared for Sierra Metals, Inc.

9.	I have read NI 43-101 and Form 43-101F1 and the sections of the Technical Report I am responsible for have been prepared in compliance with that instrument and form.

10.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th Day of November 2017.

“Signed”	“Sealed”

Daniel H. Sepulveda, B.Sc, SME-RM SRK Consulting (U.S.), Inc.

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